Atna/Great Basin Gold Commence Drilling

Vancouver, B.C. (February 19, 2004). Atna Resources Ltd. (ATN:TSX) is pleased to announce that exploration drilling of the Golden Cloud property in Elko County, Nevada will commence February 23, 2004. Atna’s Joint Venture partner, Great Basin Gold, has planned a program totaling 1,600 meters of Reverse Circulation drilling to test volcanic and basement stratigraphy near structures with chalcedonic quartz, argyllic alteration, and anomalous gold and mercury mineralization.

The Golden Cloud Property is a ‘bonanza style’ low sulphidation epithermal gold target on the eastern margin of the Northern Nevada rift. The property is contiguous with the southern boundary of the Ivanhoe claim block, approximately 3 km south of the Clementine and Gwenevere vein sets (719,000 tons grading 1.29 oz/ton Au and 7.0 oz/ton Ag), currently being developed by Hecla Mining and Great Basin Gold. The Silver Cloud prospect (reported drill intersections up to 145 g/t Au/1.5 meters), recently acquired by Geologix Exploration Inc. from Placer Dome and Teck Cominco, abuts the Golden Cloud prospect’s western boundary. Barrick and Newmont’s main Carlin operations are located 10 kilometers to the southeast. Newmont’s Ken Snyder Mine is 20 kilometers to the northwest.

Atna Resources Ltd. is a well-financed, generative exploration company with a portfolio of highly prospective gold properties in Nevada. Jarbidge is Atna’s most recent acquisition involving a large land holding with several property-sized, high-grade targets. Atna has successfully formed Joint Ventures with a number of their other properties and continues to pursue quality gold exploration opportunities in the Great Basin. Atna also has copper projects in Chile and polymetallic deposits in the Yukon, including the high-grade Wolverine Zn-Ag-Au-Cu-Pb massive sulphide deposit.

For further information contact:

ATNA RESOURCES LTD.
Deanna McDonald, Manager, Investor Relations/Geologist
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com